Mail Stop 3010

April 1, 2010

Via U.S. Mail and Fax (617) 332-2261
Mr. Richard A. Doyle
Chief Financial Officer
Senior Housing Properties Trust
400 Centre Street
Newton, MA 02458

      RE: **Senoir Housing Properties Trust**
                    Form 10-K for the period ended December 31, 2009
                    Filed February 19, 2010
                    File No. 1-15319

Dear Mr. Doyle:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your future disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3. Real Estate Properties, page F-12

1.   Please expand your disclosure related to impairment. We note from your disclosure in Note 9 that a significant portion of the impairment charges in 2008 and 2009 relate to MOB properties all of which were acquired in 2008 and 2009. Tell us the circumstances that changed since the acquisition date(s) that represent indicators of impairment. Also, for MOB as well as non-MOB properties, tell us the lessee of each impaired property and explain what testing, if any, has been performed to determine if other properties leased to

the same lessee(s) are similarly impaired. Please provide us with your proposed disclosure for future filings.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

Kristi Marrone
Staff Accountant